Mail Stop 4720

April 11, 2008

Mark Buckrey
Chief Financial Officer
Sten Corporation
10275 Wayzata Blvd., Suite 310
Minnetonka, MN 55305

>   **Re: Sten Corporation**
>   **Form 10-KSB for Fiscal Year Ended**
>   **September 30, 2007**

Dear Mr. Buckrey:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Babette Cooper
Senior Staff Accountant